July 12, 2007

Dennis F. Steadman, CEO
Velcera, Inc.
201 Corporate Drive
Langhorne, Pennsylvania 19047-8007

      Re: **Velcera, Inc.**
              Registration Statement on Form SB-2
              Filed June 21, 2007
              File No. 333-142432

              Form 10-QSB filed May 14, 2007
              File No. 0-51622

Dear Mr. Steadman :

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form SB-2 filed June 21, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

1. Please revise this section to also discuss your results of operations for your last two
    fiscal years. Refer to Item 303(b) of Regulation S-B.

Financial Statements, page F-1

Note 1 – Business, Basis of Presentation and Summary of Significant Accounting
Policies, page F-8

Revenue Recognition, page F-9

2. Please refer to prior comment 3. Please revise the filing to address the following:

    • You state that your contracts include multiple deliverables. Revise this note
      to describe the various deliverables in your contracts. Identify the
      deliverables that you consider "undelivered."
    • We note that you reference SAB 101, SAB 104 and EITF 00-21. However,
      you state that your arrangements may involve license, development and
      manufacturing components. Tell us how you have considered the guidance in
      SOP 81-1 in your revenue recognition policy.
    • Revise this note to clearly disclose how you recognize the revenues from these
      arrangements. For example, it is not clear if you recognize the contract
      revenues ratably over the contract period, or based on a percentage of
      completion basis over the contract period.

Stock-based compensation, page F-10

3. Please refer to prior comment 4. We note from your response that you concluded
    that your stock based compensation errors were not material to your financial
    statements for the year ended December 31, 2006 or the quarter ended March 31,
    2007. However, it is not clear that you have conducted a comprehensive
    quantitative analysis of the errors. Please address the following:

    • Tell us how you considered the quantitative impact of the error on the
      statement of operations for the year ended December 31, 2006. In this regard,

we note that the error represents 8.9% of your net loss and $.05 per share for
the year ended December 31, 2006.

- Tell us how you plan to correct the error and provide us with a complete
  quantitative materiality assessment for the period in which you plan to correct
  the error.

- In the event that you determine the error is material, please note the guidance
  in Item 4.02 of Form 8-K.

Note 3 – License Agreement, page F-11

4. Please refer to prior comment 5. We note from your revised disclosures that you
    may be obligated to pay a licensing fee upon obtaining financing in excess of a
    predetermined amount. Please revise this note to disclose the amount of the
    potential licensing fee and the predetermined financing amount that would trigger
    this fee.

Amendment No. 1 to Form 10-QSB as of March 31, 2007

5. We do not see where you have filed this amendment. Please file this amendment
    on EDGAR, or tell us why you have not filed it. In this regard, please ensure that
    the version filed on EDGAR includes conforming signatures in Exhibits 31.1,
    31.2 and 32.1.

Item 3. Controls and Procedures, page 19

6. We note your disclosures here regarding your controls and procedures. Please
    address the following:

    - We note that the evaluation was carried out under the supervision of your
      chief executive officer and your treasurer. Please revise to clearly state, if
      true, that your treasurer was your principal financial officer at the time of the
      evaluation.
    - We note that you first state that your chief executive officer and treasurer
      concluded that your disclosure controls and procedures as of that date were
      effective. However, you separately state that your chief executive officer and
      treasurer believe that your current disclosure controls and procedures are
      adequate to ensure that information required to be disclosed in the reports you
      file under the Securities Exchange Act is recorded, processed, summarized

and reported on an accurate and timely basis. Please revise to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal financial officer. In this regard, please remove the language appearing after the word "effective."

- Tell us how you have considered the errors identified in connection with our prior comment 4 from our letter dated May 24, 2007. Discuss whether your chief executive officer and principal financial officer continue to believe that your controls and procedures were effective as of March 31, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions on the financial statement comments, please call Eric Atallah at (202) 551-3663 or me at (202) 551-3643. For any other questions please call Alan Morris at (202) 551-3601 or Russell Mancuso at (202) 551-3617.

Sincerely,

Kevin L. Vaughn
Branch Chief

cc: William M. Mower, Esq.
        Via Facsimile (612) 642-8358